100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7
Tel: +1 (416) 915-4149

444 Cedar Street, Suite 2060, St. Paul, MN 55101
Tel: +1 (651) 389-4100

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2016-01

POLYMET SECURES ADDITIONAL US$11 MILLION LOAN FROM GLENCORE

St. Paul, Minn., January 27, 2016 – PolyMet Mining Corp. TSX: POM; NYSE MKT: PLM – today reported that its wholly-owned subsidiary Poly Met Mining, Inc. (together “PolyMet” or the “Company”) has entered into a US$11 million loan facility with Glencore AG, a wholly-owned subsidiary of Glencore plc (together “Glencore”).

The Loan Facility comprises a debenture issued by Poly Met Mining, Inc., guaranteed by PolyMet Mining Corp., and is due on March 31, 2017. At PolyMet’s discretion, the loan is repayable at any time if it is prudent to do so. The interest rate is 12-month US$ LIBOR plus 15%, reset for each calendar quarter using LIBOR on the last day of the previous quarter. The initial interest rate is 16.1780% per annum and interest will be paid in cash on the due date of the loan.

In addition to general corporate purposes, proceeds will be used to complete a Definitive Project and Cost Update, which PolyMet expects to complete around the same time as submission of formal permit applications, following the state’s Record of Decision on the adequacy of the Final Environmental Impact Statement.

“We welcome Glencore’s continued financial and technical support through these difficult times in the commodities markets and look forward to the State of Minnesota issuing its adequacy decision on the Final EIS in February,” stated PolyMet president and CEO Jon Cherry.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2015 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three and nine months ended October 31, 2015, for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.